EXHIBIT 99.1

Voting Rights and Shares Capital of the Company

In accordance with Articles L.233-8 II of the French Commercial Code and 223-16 of the General Regulation of the French Financial Markets Authority (Autorité des Marchés Financiers)

PARIS, June 08, 2023 (GLOBE NEWSWIRE) --
Market: Euronext Paris / Nasdaq
Euronext Compartment: B
ISIN code: FR0011341205
Nasdaq: NBTX
Bloomberg: NANO:FP
Reuters: NANO.PA
Website: www.nanobiotix.com

Date	Number of Shares Outstanding	Total number of voting rights
		Total voting rights, theoretical[1]	Total voting rights, exercisable[2]
May 31, 2023	34,875,872	36,622,309	36,600,191

According to the article L.233-8 II of the French Commercial Code, Nanobiotix will make a new monthly publication of the total number of voting rights and shares comprising Nanobiotix’s capital if those figures differ from the information previously disclosed.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company is leveraging its proprietary nanoparticle platform, including its lead product candidate, radiotherapy activated NBTXR3, to develop a pipeline of therapeutic options designed to enhance local and systemic control of solid tumors with an initial focus on the treatment of head and neck cancers.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix
Nanobiotix Communications Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Nanobiotix Investor Relations Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations
France – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 lvela-reid@lifesciadvisors.com

1 The total number of theoretical (or “gross”) voting rights is used as the basis for calculating threshold crossings. In accordance with Article 223-11 of the AMF General Regulations, this number is calculated on the basis of all shares to which voting rights are attached, including those for which voting rights have been suspended.

2 The total number of exercisable at a Shareholders’ Meeting (or “net”) voting rights is calculated without taking into account shares for which voting rights have been suspended as shares held in treasury by the Company. It is released in order to ensure that the public is properly informed, in accordance with the AMF recommendation of July 17, 2007.

Attachment

  2023-06-08 -- NBTX -- Voting Rights -- FINAL (https://ml.globenewswire.com/Resource/Download/ed95befc-6f75-4635-8727-e26d3ca0ee9b)